June 7, 2016
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Mr. Asen Parachkevov

Re:    Guggenheim Variable Funds Trust (the “Registrant”)
(File Nos. 002-59353 and 811-02753)
Dear Mr. Parachkevov:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on the preliminary proxy statement (the “Proxy Statement”) and other proxy materials filed pursuant to Section 14(a) under the Securities Exchange Act of 1934, as amended, on May 25, 2016 relating to the proposed liquidation of a series of the Registrant, Series M (Macro Opportunities Series) (the “Fund”), subject to approval by shareholders of the Fund. The SEC staff’s comments were conveyed via a telephone conversation between you and James V. Catano of Dechert LLP on June 3, 2016. Throughout this letter, capitalized terms have the same meaning as in the Proxy Statement, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.
Comment:    Please confirm supplementally that the Fund will stay current with applicable regulatory filing obligations until its liquidation and termination. Please also confirm supplementally that the Registrant will undertake to mark all EDGAR series and class identifiers as inactive following the Fund’s liquidation and termination.

Response:     The Registrant confirms that the Fund will stay current with applicable regulatory filing obligations until its liquidation and termination. The Registrant also confirms that it will undertake to mark all EDGAR series and class identifiers as inactive following the Fund’s liquidation and termination.

2.
Comment:    Please confirm supplementally that the Fund will determine the collectability of all receivables and include as liquidation costs any receivables that the Fund believes it will be unable to collect.

Response:    The Registrant confirms that the Fund will determine the collectability of all receivables and include in liquidation costs any receivables that the Fund believes it will be unable to collect.

3.
Comment:    In the section of the Questions and Answers entitled “The Plan of Liquidation,” please provide a summary of the Board’s considerations in connection with determining the approval of the Plan of Liquidation was in the best interests of shareholders.

Response:     The Registrant has implemented the requested change.

4.	Comment: In the section of the Proxy Statement entitled “Plan of Liquidation,” please identify what other actions may be taken by the Board if the Plan of Liquidation is not approved by shareholders.
Response:     The Registrant has implemented the requested change.

5.
Comment:    In the section of the Proxy Statement entitled “Default Investment Options and Transfer Rights,” please refer Contract Owners to their respective Participating Insurance Company for more information about their transfer rights.

Response:     The Registrant has implemented the requested change.

6.
Comment:    In the section of the Proxy Statement entitled “Cost of the Solicitation/Liquidation,” please disclose an estimate of the brokerage fees and other transaction costs associated with the sale or disposition of the Fund’s portfolio holdings in connection with the proposed liquidation, if possible.

Response:     The Registrant has further enhanced the disclosure to clarify the types of transaction costs that would be borne by the Fund in connection with the Proposed Liquidation as well as the difficulty associated with quantifying implicit transaction costs. The Registrant has also added a summary of this information to the Questions and Answers section of the proxy materials.
Representations
Comment:     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC staff to be certain that they have provided all information investors require for an informed decision. Because the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:	The Registrant makes the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.
* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Variable Funds Trust

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